SAMSON OIL & GAS ANNOUNCES CLOSING OF US$63.7 MILLION GOSHEN COUNTY SALE TRANSACTION

Denver 1800 hours September 7, 2010, Perth 0800 hours, September 8, 2010

Goshen County Sale Transaction

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that it has closed on the first sale of 19,451 acres of its Denver-Julesberg Basin acreage interests in Goshen County, Wyoming, for US$63.7 million in cash, which amount includes the US$10 million deposit previously received by Samson from the Buyer.  A second closing is scheduled for the week beginning September 20th.  At the second closing, Samson will sell, at the same price per acre, 1,920 acres associated with approved drilling permits, valued at US$6.288 million.  In addition, Samson expects that a further approved drilling permit will be accepted by the Buyer before the second closing so that another 1,339 acres, valued at US$4.385 million, will also be included.  Samson also continues to work on resolving the title defects identified by the Buyer relating to the remaining 1,056 acres subject to the purchase agreement, but it is uncertain at this time as to how many of those defects can be cured prior to the second closing.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,664 million ordinary shares issued and outstanding, which would be the equivalent of 83.2 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.38 per ADS on September 7th, 2010 the company has a current market capitalization of approximately US$114.82 million.  Correspondingly, based on the ASX closing price of A$0.078 on September 7th, 2010, the company has a current market capitalization of A$129.79 million.

For and on behalf of the board of

SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.” In this press release, the statements concerning the potential for additional sales of Goshen County acreage to the Buyer are forward looking statements.

Actual results may differ materially from those projected in any forward-looking statement,. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including the possibility that the Company will be unable to cure some or all of the title defects identified by the Buyer in the unpurchased acreage..

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.